Filed by Powerwave Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Powerwave Technologies, Inc.

Commission File No. 000-21507

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Preliminary Note

This filing relates to the announced transaction between Powerwave Technologies, Inc. and LGP Allgon Holding AB.

It is a real-time transcript which has not been proof-read.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

December 1, 2003

7:30 a.m. CT

Operator: Good day everyone and welcome to the Powerwave Technologies conference call. Today’s conference is being recorded.

For opening remarks and introductions, I would like to turn the call over the to the Chief Financial Officer of Powerwave Technologies, Mr. Kevin Michaels.

Kevin Michaels: Thank you and good morning and good afternoon to those investors in Europe, and welcome to the Power wave and LGP Allgon Holdings strategic combination conference call.

Before starting I’d like to point out that various remarks we may make about future expectations, plans and prospects for Powerwave’s proposed combination with LGP Allgon including but not limited to statements regarding and if it’s all the proposed transactions, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, improved cash flows, time to market for new products, satisfactions of conditions to closings, the timing of the closing, accretions to per-share earnings and expectations of our products and plans for development and expansion, are all forward-looking statements.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

These statements are based on our respective management’s current expectations and are subject to numerous risks and uncertainties that could cause Powerwave’s actual results to be materially different from those projected or implied.

Please refer to our press release and the Webcast presentation materials, Powerwave’s current form 10-Q for the quarter ended September 28 2003, our form 10-K for fiscal year 2002, all of which are on file with the Securities and Exchange Commission for additional information on factors which could cause our actual results to be different from those projected or implied.

In addition, on this call we will discuss certain non get financial information. A reconciliation of such information to the most directly comparable gap financial measures will be furnished in Powerwave’s proxy statement to be filed with the SEC and may be accessed from the Powerwave Web site at Powerwave.com once it is filed with the SEC.

In conjunction with this call, there is a Webcast slide presentation which you can also access on Powerwave.com.

With all this in mind, let me turn the call over to Bruce Edwards, Powerwave’s President and Chief Executive Officer.

Bruce Edwards: Thank you Kevin. Good morning and good afternoon everyone. I’m extremely excited to be on this call and announcing our strategic combinations with LGP Allgon. With me today on this call from Sweden is Bengt Broman, President and Chief Executive Officer of LGP Allgon. We at Powerwave are proud to welcome the LGP Allgon team and look forward to working together. I’d like to point out that we have all been very impressed with both the professionalism and the product expertise of the LGP Allgon team.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

In particular, Bengt brings a wealth of knowledge and long history in the telecommunications industry, and after completion of this transaction he will be heading up all of our efforts in Europe, Eastern Europe, India and the Middle East as President, General Manager of what is expected to be our largest geographic region. In addition, Bengt with the European location, will be of great value in continuing to build and expand our relationship with the number of leading OEMs and network operators who are based in Europe.

Also with Bengt today is Ron Buschur, our Chief Operating Officer, who runs all of Powerwave’s internal and day to day operations. Of the many things Ron and his team has been involved in over the last few years, Ron in particular was instrumental in leading our outsourced manufacturing transition, whereby today 90 percent of our product are produced by our outsourced manufacturing partners. I’m very pleased to have of Ron and Bengt joining us from Sweden today.

The combination of Powerwave and LGP Allgon will extend our leadership in the wireless infrastructure market across key products including coverage and capacity solution and key base stations subsystems. Combining our organizations we will build upon and expand our geographic strengths and customer relationships.

I am excited about the opportunity to leverage one of the broadest portfolios of products and services in the wireless industry while enhancing our leadership position with both OEM and network operator accounts. After completion of this transaction, Powerwave will continue to have the number one position in RF power amplifiers, coupled with the number one position in power mounted amplifiers and the number three position in base station antennas.

From a financial standpoint, we expect this combination to be accretive to earnings within the first full quarter following completion of the transaction. One of the exciting aspects of this combination is the fact that we are combining two respective leaders in the wireless infrastructure

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

industry. This proposed transaction will combine Powerwave’s leadership position in RF power amplifiers and LGP Allgon’s leadership position in power mounted amplifiers repeaters and base station antennas.

We also will be combining an industry-leading customer base of top OEMs such as Nortel, Nokia, Siemens, NEC and Ericsson, as well as a broad range of the network operator customers, such as AT&T Wireless, Cingular, Sprint, Verizon, Vodafone, Orange and Hutchinson just to name a few.

With respect to the transaction, Powerwave will be making a tender offer for all of the shares of LGP Allgon holding AB. This transaction is valued at approximately 400 million, based upon Powerwave’s last closing price of $7.45 per share and the exchange ratio of 1.1 Powerwave shares for each share of LGP Allgon. The exchange ratio is fixed and there is no collar or other pricing mechanisms in the transaction.

Based upon our closing price, we are valuing each share of LGP Allgon at 8.195 U.S. dollars or 61.87 Swedish kroners per share. This equates to a 38 percent premium to the last closing share price of LGP Allgon or 44.8 Swedish kroners. As part of this acquisition structure, Powerwave will also be offering a cash alternative to LGP Allgon shareholders under which they may elect for all or a specified number of their LGP Allgon shares to be acquired for cash in lieu of stock. This cash alternative is subject to an aggregate maximum payment by Powerwave of up to $125 million or approximately 945 million Swedish kroners.

Assuming that all stock is issued for this transaction, LGP Allgon shareholders will own approximately 46 percent of the combined company on a basic share count basis, excluding any conversion of Powerwave’s outstanding 1 1/4 percent subordinated convertible notes due in 2008.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Page X

Assuming the cash alternative is fully subscribed, the LGP Allgon ownership percentage will be approximately 37 percent on a basic share count basis. In order to complete this transaction, Powerwave shareholders will have to approve the issuance of the shares and an increase in Powerwave’s total authorized shares. In addition, under the terms of the proposed tender offer by Powerwave, at least 90 percent of all LGP Allgon shares must be tendered to Powerwave.

In conjunction with this transaction, certain LGP Allgon shareholders, including (Scan de tech) and members of the Gottschlich family have entered into agreements to tender their shares to Powerwave. These shares represent approximately 19 percent of the outstanding shares of LGP Allgon.

Also as part of this combination, LGP Allgon’s current Chairman Dag Tigerschiöld and its Vice Chairman, Mikael Gottschlich will join Powerwave’s Board of Directors upon completion of the transaction. I personally look forward to working with a gentleman and I know that Powerwave will greatly benefit from their insights, experience and expertise in the marketplace.

The current expect to timing for completing this transaction is as follows: we hope to have our initial proxy statement filed with the Securities and Exchange Commission by the end of this year. And with our special meeting of Powerwave shareholders anticipated to occur in March. Assuming we can meet this schedule and we are successful in exceeding 90 percent acceptance in the tender offer to LGP Allgon shareholders, we would expect to complete and close the transaction by the end of the first quarter of 2004.

We believe that this combination has a very strong strategic rationale. By combining Powerwave with LGP Allgon, we will the creating a leading wireless network solutions provider with a broad product portfolio. We will be significantly increasing the share of the base station RF footprint that we sell into and thereby increase our sales opportunities and create opportunities to leverage and marketing capability.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

We believe that this combination will enable Powerwave to compete more effectively on a global basis and will accelerate outgrowth, thereby improving our profitability. The slide you’re looking at demonstrates two of these market opportunities. On the left is one of our booster product being trialed on a rooftop in Paris France. This contains a multi-carrier RF power amplifier and is being utilized to improve the capacity and coverage of GSM networks.

On the right side of the slide, is what we call and RF FE or a radio frequency front end unit. This particular product provides a very used UMTS coverage enhancement solution for third generation networks. Both of these products represent examples of where we can combining our expertise and strengthen the position of Powerwave in the infrastructure marketplace.

This transaction brings together again two market leaders. Powerwave being the number one antenna supplier of RF power amplifiers, Powerwave today offers the full range of RF amplifier solutions, covering all major frequency bands and transmission protocols. We also offer a range of integrated solutions and we are the only RF power amplifier manufacturer who sells multiple products to all of the top five base station OEMs, including Lucent, Nokia, Nortel, Motorola and Ericsson.

We also have a significant network operator business with such operators as Sprint PCS, Cingular, Verizon, (Alcatel) and AT&T Wireless. We have a strong balance sheet with over $250 million in cash, and we have substantially completed a major restructuring, during which we outsource the bulk of our manufacturing to contract manufacturers located in Asia. This restructuring has enabled us to significantly lower our costs, while at the same time provide the foundation for improvements in our gross margins and operating margins on a go forward basis. I would now like to have Bengt Broman discuss LGP Allgon.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Bengt Broman: Thank you Bruce, and I would also like to welcome everyone on our call today. I also want to stay that I’m very excited about our strategic combination. I believe that this combination will create a truly global world-class provider of high-value integrated wireless solutions and will set new standards in our industry.

All of us at LGP Allgon are of course really looking forward to work in this combined company. For those of you who are not familiar with LGP Allgon, we are a number one independent supplier of tower mounted amplifiers. We are also the number two supplier of wireless network repeaters and number three in base station antennas. We provide a full range of RF centric products, including base station antennas, tower mounted antennas, combiners, filters and different amplifiers. We also offer integrated products, including network repeaters, tower mounted boosters and microwave radios.

LGP Allgon also has an extensive range of customers, including major OEMs such as Nokia, Siemens, NEC, Motorola and Nortel. We also have an extensive range of direct network operator customers, including T-Mobile, Orange, Hutchinson, Cingular, Nextel and AT&T Wireless. Our largest customer is Nokia which accounts for approximately 20 percent of our revenue.

Earlier this year, LGP acquired Allgon to form the new company LGP Allgon. We have fully completed the integration of Allgon into operations and have restructured our company to improve gross margins and lower costs in today’s price sensitive market. The next slide shows several of LGP Allgon’s products and summarize many of the strengths that we believe LGP Allgon brings to this combination.

We believe that we share corporate mission centered on solution focused products and customer satisfaction. We believe that we will significantly enhance Powerwave’s global reach and access to operator customers both here in Europe as well as internationally. We also shared a strong

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

invest in research and development and we believe that our products have a very complementary fit with Powerwave’s. I will now turn the callback over to you, Bruce.

Bruce Edwards: Thank you Bengt. When we look at the combination of Powerwave and LGP Allgon, we see a number of complementary skills that will be shared. As many of you know, Powerwave brings its proven capability in tower amplifier solutions and products along with key strategic relationships with our supply base. In addition, we bring a high-volume low-cost outsourcing manufacturing model.

One of the many reasons for this combination is our common focus both with Powerwave and LGP Allgon on technical excellence and customer satisfaction. And LGP Allgon brings a broad product portfolio, as Bengt mentioned, including tower mounted amplifiers, repeaters, antennas and filters combined with its global operations footprint. While each of these companies individually are strong in their field, this combination creates new and stronger opportunities going forward. I think one of the more significant benefits from this transaction is the expanded market opportunity that Powerwave can address.

Based upon data from Morgan Stanley, our addressed market in 2004 increases from less than 2 billion to 17 billion as we will be providing much more of the RF footprint. In addition to the RF power amplifiers, Powerwave will have strong established positions in TMA’s, filters, combiners, repeaters, antenna systems, coverage solutions and radio linked systems. One of the strongest parts of this combination is the demonstrated leadership each company has in its respective markets.

And as we spoke about earlier, Powerwave retains its number one position as the number one independent supplier of RF power amplifiers, and LGP Allgon retains and grows its number one position as a supplier of tower mounted amplifiers as number three position of base station antennas. This provides a strong opportunity for the combined company to expand its

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

relationships with key base station OEMs and network operators. Importantly, there is virtually no overlap in our product lines, again creating significant benefit for our customers.

Now, Powerwave’s focus on RF power amplifiers is an excellent complement to LGP Allgon’s diversified product offering. On a combined basis, RF power amplifiers will remain the largest products segment, equaling approximately 45 percent of total revenues. And tower mounted amplifiers will be the next largest market segment at approximately 17 percent of our business. The antennas and repeaters will be proximally 10 percent of the business mix, with RF conditioning and microwave radios making up about five percent each.

Another strength of this combination is the combination of Powerwave’s 80 percent OEM business and 20 percent network operator business with LGP Allgon sales mix of 40 percent OEM and 60 percent network operators. As industry leaders, both companies bring strong relationships with Nokia, Nortel, Lucent and Ericsson, just to name a few of our OEMs. And importantly, Powerwave’s established position with the North American network operators is a great balance with LGP Allgon’s strength in both Europe and Asia with network operators.

Companies combined network operator customers will again include Sprint PCS, Cingular, Vodafone, Verizon, AT&T Wireless and T-Mobile, again, just to name a few of the number of network operators that we will be selling to. This combination clearly diversifies Powerwave’s customer base and expands our direct to operator business worldwide.

Another real value of this combination is the improvement in Powerwave’s geographic balance. While Powerwave clearly has an established position in the North American marketplace, LGP Allgon has a very strong position established in the European market. Combined, the companies will have a significant presence in Europe as well as North America and its Asian market opportunity is expected to increase significantly. This combination will result in a very well diversified and balanced operating model.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Following up on our more balanced global presence, on a combined basis, Powerwave will have a strong base of operations in North America, Europe and Asia. The combined company will have 1900 people operating in 21 facilities in 11 countries throughout the world. I’ve now like to turn the call back over to Kevin who will discuss the synergies that we expect from this transaction and our initial outlook into calendar year 2004.

Kevin Michaels: Thank you Bruce. We believe that there are several significant achievable cost reduction synergies available in this combination that will total at least 15 million on an annual basis going forward. We expect to achieve significant savings on the materials purchasing side from the increased purchasing power of the combined operations, coupled with Powerwave’s experience in supply chain management.

From an operations perspective, we expect to focus on increasing efficiencies and process improvements while leveraging our contract manufacturing expertise. We also believe that we can integrate our research and development activities and focus on common design plat forms and take next. Lastly, we believe that we can optimize our sales and marketing organization, as we put the companies together. There is very little overlap which should make the integration planning simpler and straightforward.

From a long-term perspective, we believe that this combination creates even more potential synergies in growth for Powerwave. These opportunities include leveraging our sales channels and cross selling our expanded product line across our entire customer base. We expect to be able to enhance our product marketing and leverage our competitive position in the markets we serve.

We will target increasing our sales through complete and when solutions and we should be able to strengthen our brand awareness. We will focus on their combined product element skills and

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

leverage our technical and design expertise across the entire company. We will focus on developing standard platforms to leverage our product and to deliver better values to our customers.

And lastly, we continue to focus on satisfying our customers. We believe that customer satisfaction will continue to be a key driver in the markets we serve and both companies have a strong heritage of focusing on delivering customer satisfaction. As we look to 2004, we expect that our combined fiscal year 2004 revenues will exceed $600 million. After completing this combination, we expect this combination to be accretive to our combined EPS in the first full quarter after completion of the transaction.

We also expect the combined entity to be cash flow positive for 2004, excluding the cash paid in the exchange offer to LGP Allgon. We currently estimate that our closing and consolidation expenses to be in the range of 5 to $10 million. And as I stated previously, we expect annual cost savings from synergies of at least $15 million on an annual basis. I’ve now like to turn it back over to Bruce.

Bruce Edwards: Thank you Kevin. I think clearly you can tell from today we see the joining of Powerwave and LGP Allgon has creating a very powerful combination. We’ll bring competitive mass. We’ll have the number one position in RF power amplifiers, the number one position in tower mounted amplifiers, be a leader in the site optimization and coverage solution marketplace and we will clearly strengthen our market position. We’ll have a much broader product portfolio and the resources to develop key products. We’ll have R&D spending on a combined basis in excess of $60 million U.S. a year and a broad patent portfolio.

And we’ll have the ability to provide end to end highly integrated solutions to our customer set. We’ll have a global presence. Increase product leverage significant marketing capability throughout the world and we have a platform to accelerate growth in the U.S., Europe and Asia,

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

and we look to this, as Kevin mentioned, some of the synergies we do see, we see tremendous advantage of combining these products and these marketing capabilities for top line growth and asset optimization with, again, a very clear focus on shareholder value.

The combination of these two companies broadens the RF footprint market we can address and it clearly creates a very important global leader in the wireless infrastructure market. I’d now like to turn the call over to the operator and address any questions you might have.

Operator: Thank you. Our question and answer session will proceed electronically. If you’d like to queue up for a question today, please press the star key followed by the digit one on your touch-tone telephone. As a reminder if you are on a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, it is star one to ask a question. And we’ll pause for just a moment to assemble the roster.

And we’ll hear first from Paul Coster with JP Morgan.

Paul Coster: Yes, a couple of quick questions please gentlemen. First one is the – about 15 percent it looks like of LPG’s business is contract manufacturing. Obviously, a function that recently Powerwave has been moving to third parties. Can you just give us a perspective on how you intend to deal with that? Whether it’s compatible with your strategy.

Male: Well, again, just starting quickly on our strategy, we have a balanced strategy. We do retain inside manufacturing capabilities here at Powerwave, although we have outsourced a large part of our manufacturing to a contract manufacturing partner have a. We have been very impressed with the operation of LGP Allgon in what they’ve been able to accomplish in both telecom and the contract manufacturing part of the business, so we’ve made no decisions to date as to the ultimate structure as to how we would run that.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

And again as we look at that particular piece of their business we’ve been pretty impressed with the performance of that operation and what they’ve been able to do. So I think what you’re seeing is really, really two companies getting together that can bring both and inside manufacturing capability along with an outside manufacturing capability.

Paul Coster: OK, got it. Bruce, you’ve made this point that the combined business will be more diversified. Can you just give us a sense on how the revenues for the two companies have been correlated or not over the last sort of nine months? It looks like obviously both companies have been united fighting ahead from a cap ex perspective, but are the results very similar or is there a difference in the cycles for the two companies?

Bruce Edwards: I’d have to say I believe that the results have been somewhat similar. I think in the last quarter LGP Allgon’s revenues were a little bit higher than ours in the quarter and actually the hidden operating income profitability which we had not – have not hit yet. And I think what it is, is really both companies are facing a difficult wireless infrastructure marketplace.

But importantly what those companies have been able to achieve (of) the last couple of years is retention of the key customers within the market. And as we go forward, in Powerwave (shape), as we’ve moved into the fourth quarter, we saw sequential increase when we started from the second quarter to the third although the 20 percent and we’re looking for an increase as we move into the fourth quarter on our overall sales level.

So we think what we’re doing today now by serving the right customers both in the OEM and the operator marketplace is creating a very strong base from which to grow and we do believe by putting these two companies together it will create a much larger opportunity for us with the existing customers and a way to maybe balance where we have a strength in a particular customer or LGP Allgon has a strength with a different customer to bring out products together and expand the number of products we can sell to that customer set.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Paul Coster: Great, thank you very much.

Bruce Edwards: Sure.

Operator: We’ll now hear from Matt Gotlin with Chesapeake partners.

Matt Gotlin: Hello?

Male: Yes, go-ahead.

Matt Gotlin: Hi, could you go over the background of the transaction a little? And I want to make sure I understand the terms of the transaction. Will the cash tender actually – will close quicker than the rest of the merger? Is there actually a tender here?

Male: There will be a tender offer simultaneously. The structure of the transaction and all stock transactions with the added feature that there is a cash option for the shareholders of LGP Allgon under which they can elect to take cash. And Powerwave is committing to put up $125 million for that cash option, so depending on the number of shareholders who elect the cash option, you know, they may get prorated depending on the total people electing that option. But that’s all part of the same tender offer. They’re not separate offers.

Matt Gotlin: So basically it will just the concurrent with each other?

Male: Correct.

Matt Gotlin: OK, and then could you go over the background of the transaction little bit?

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Male: What do you mean exactly by that?

Matt Gotlin: Who approach to here? How did you guys come together?

Male: Well, I think you know we’ve in both in this market place for long period of time and I think there was a mutual respect between the management teams of both companies. And as we’ve looked at the marketplace we always focused on trying to get to a leadership position with a particular product and have the right customer set, and we looked at LGP Allgon we saw the same thing. You know, excellent customer relationships, tremendous products, great market positions.

And so I think basically as we move through the industry it kind of became clear to both companies that this would be a very powerful combination if we could with the two companies together. And obviously we spent time, we spent time getting to know each other, understanding the cultures and trying to understand the visions of both companies, and we just saw a lot of synergies and a lot of agreement as to how the market will develop going forward, what the opportunities might be on a combined basis, and over time came to what we announced today, which we think is just a tremendous joining of two leaders in the marketplace.

Matt Gotlin: OK, thank you very much.

Male: Sure.

Operator: We’ll now hear from Rich Valera with Needham & Co.

Rich Valera: Thank you. Could you describe the current manufacturing basis of LG on a geographic basis and what you might do with that, given your recent strategy to shift most of your manufacturing to Asia?

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Male: Bengt, did you want to maybe just cover quickly your strengths in manufacturing, where your base is?

Bengt Broman: Yes, sure. We have four major production facilities in our – or manufacturing facilities in our premises or in our organization, and the two largest ones are just outside Stockholm in Sweden, where the first one is in the same building as our headquarters where we have more complex products where we need the relation with our R&D team – to have the R&D team close to us. We also have some new product introduction in the same facility.

The other area outside, in the southern part of Stockholm, is where we have high-volume production of (masked) TMAs tower mounted amplifiers. Then we also have a production unit in China, in a city called (Wushi), some two hours northeast – Northwest sorry of Shanghai, where we have volume production of base station antennas. We are also moving some of our other products from Sweden to China, so today we are starting up TMA lines in (Wushi) as well.

We also have a smaller production unit in Texas, Dallas-Fort Worth, where we are assembling antennas for our local market in U.S., but that’s only a smaller production unit. So basically we have been very focused on production in Sweden, but we have started to move our production to low-cost countries.

Male: And I think that is an excellent complement to what we’ve been doing here as well. And again, importantly, we’re a global company by putting these two together. We have a lot of customers of the in Europe, we have a developing market in Asia, and I think the strategy that LGP Allgon has within manufacturing, the strength we have with our manufacturing visibility here in North America, their strength in Europe, and the developing strength in putting together in Asia, us through contract manufacturers and then through their location there, I think these two fit together very, very well.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

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And we’ll be able clearly to take advantage of the buying power of putting these two companies together and we see a lot of synergies in the procurement area. At the same time, we think we will develop a very good balance of inside/outside capability, again, coming up with a very cost-effective manufacturing model.

Rich Valera: Great. And Kevin, just to make sure I understand the $15 million number, is that basically that in the first quarter of ’05 we should expect on an annualized basis that your overall expense base including cogs and Op Ex, should be 15 million lower than say September quarter of this past year?

Kevin Michaels: Right, on a combined basis

Rich Valera: Sure.

Kevin Michaels: ... we will see some of those synergies obviously a caring throughout 2004 was the combination’s completed, you know, the ramping up the full year, it would be in 2005, that’s correct.

Rich Valera: Great, and just what is the current full share count for LGP, if someone could give you that number.

Kevin Michaels: I believe it’s roughly around 49.6 million.

Rich Valera: Great, thank you.

Male: That’s correct, Kevin.

Kevin Michaels: Thanks.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

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Operator: We’ll he now from Ken Muth with Robert Baird.

Ken Muth: Good morning, congratulations on the acquisition.

Kevin Michaels: Thank you.

Ken Muth: Could you just give us a sense of the Allgon kind of gross margin – operating margins kind of couple years ago, where they might have peaked out at? I know the markets are different there, I just want to get a sense of history here.

Male: Maybe Bengt can, I’m not sure where they peaked. I know in the last quarter the gross margins were in the 23/24 percent range.

Bengt Broman: Yes, LGP Allgon grew. In itself, has a different history. The Allgon company or the Allgon group consisted earlier of a number of companies where some of them have been divested and LGP in its part has also been combined from different companies. So the history track, looking at historical performance, is very difficult to give a correct picture.

But if you just look at the telecom part that are comparable in this case, we have been in the area of 20/25 percent gross margin. We had a bad period. The second quarter this year, where we were down to 14 percent, but it was very easy identified there, so we could adjust the problems we had, so we were back to roughly 24 percent third quarter this year.

Ken Muth: OK, and then another question on the – you saw a sequential increase of 14 or 17 percent this last third quarter in Allgon or LGP Allgon, could you just kind of the of us a sense of where that increase came from geographically and maybe some customer base?

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Bengt Broman: No it was mainly due to internal reasons. One was that the capacity utilization was low the second quarter was not a good quarter in respect to turnover, but it was also the cause of – we were a little bit out of phase with some of their projects where we had customer contracts stating price reduction at certain times – certain steps in time and we couldn’t meet that from our internal R&D activities so we couldn’t cut the cost in the production as expected. That was one reason.

Another area that we had to introduce some more products a little bit too early and that was to take advantage of the market window that we had, and it was some amplifiers for the American market but it was also some newly introduced antennas, more complex antennas than what has been found in the market earlier. So it was mainly those four reasons, capacity utilization, out of pace with the cost reduction and we had to introduce a number of new products on the market a little bit too early.

Ken Muth: OK, and then you mentioned Nokia as a 10 percent customer. Any other 10 percent customers?

Bengt Broman: Our largest customers are, if you look at OEMs, it’s Nokia, Siemens, NEC, Nortel. We also have some business with Motorola and Alcatel. And on the operator side, I think they are well spread across the globe with the American operators like AT&T and Cingular, but also in the (availability) reliance Hutchinson, we have all customers – all wireless operators in China for example, good presence in Hong Kong, Shanghai, Singapore and also in Europe, the Nordic operators of course, but also are in Vodafone, (Tiamin) Italy, so they are important. All of these are important, and the amount of sales or the percentage of sales could vary over the quarter, so I would address them as important all of them.

Ken Muth: OK, and one last question for Bruce, perhaps, or Kevin. You guys have other joint ventures with (Phil Tronics) and (Catron). Any thoughts on what might happen there?

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Bruce	Edwards: Sure, you know, again, – you know, the value of the alliance is that I think importantly for any company that’s going to grow in this market place they’re going to grow in a variety of different ways. And you know, we’ve been very clear. We expect to grow internally, we expect to grow through combinations or acquisitions like were announcing today and we do, again, leave there’s a role for strategic alliances.

We don’t see initially our combination in packing those relationships, but clearly under the agreements all the parties have an opportunity to reevaluate, look at the merits of the partnership to determine you know what would be the best way to continue or is there modifications that are required, and that this time we just don’t want to speculate without sitting down and talking with our partners as to what any of the parties in those alliances might do.

I think clearly, you know, this combination were announcing today puts us in a very strong position with a variety of different products, but again, we believe that there’s roles going forward for a variety of different ways to have all the products that the market might require.

Ken	Muth: OK, thank you, congratulations.

Operator:	And their next question comes from Mike Walkley with RBC Capital Markets.

Mike	Walkley: Great, thanks. Kevin, maybe just going back to the synergies, can you maybe give us a little more color on which one – I mean is at the purchasing power that gives you the most of that 15 million, and then also just to clarify the timing, would be kind of exiting ‘04 for that 15 million annualized rate?

Kevin	Michaels: Well, it’s an annualized rate and you know it begins, obviously, once we complete the transaction. And we’re targeting completion towards the end of Q1, so beginning Q2 we’ll start

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

seeing it, but it should ramp up, so it’ll take a couple of quarters to get the full effect, so I think your assumptions are right, ramping up by the end of the year, obviously, it’s on a full basis, on an annual basis. You know, right now I think, you know, roughly about two-thirds of that is probably coming – you know, we’re estimating coming from purchasing synergies.

The rest is from some combination, some synergies that we have in some of the operations. And we think, you know, we’re being relatively conservative in how were looking at these synergies as we get – during the integration period here, prior to closing, you know, we’ll obviously do more work on that and we believe there could be some – you know, potential other opportunities in there, but we feel very comfortable from a conservative basis that these initial synergies are very easily obtainable.

Male: And the only point I just wanted to make again, as we said earlier in the comments from financial standpoint, we do expect this combination to be accretive to earnings within the first full quarter following completion of the transaction. And I think in the synergies we’ve highlighted for you, those will come in as we move through the quarter both in the operations and the operating expense level.

Ken Muth: OK, Great. Thank you and good luck with the integration.

Male: Thanks.

Operator: We’ll now hear from Arindam Basu with Morgan Stanley.

(David Feinberg): Hi, this is (David Feinberg) for Arindam, can you hear me?

Male: Yes.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

(David Feinberg): Two questions. One following up on the (Phil Tronics) and (Catron) question, do you expect that today’s acquisition will have any impact on your ongoing trials in Europe? Have you spoke into any of the operators?

Male: No, we have not – first of all, we do not expect it to have any impact at all on the ongoing trials. In fact, we think it’s going to really help going forward because of the position that LGP Allgon has in Europe. The products are performing over in the trials now we will have a full network of people to support those operators over there, so we actually think it’ll be beneficial to that, so there’s been – you know, we have people actually over in Europe right now with several of the operators, but we haven’t had specific conversations with them about this acquisition about this combination.

(David Feinberg): OK, and then second, were there any competitive bids for LGP Allgon or is there any – was there any other – I’m trying to ask if there’s any other pressure to get the deal done now.

Male: Well, the only comment I’ll make is I think our whole view on the marketplace has always been that we want to build a leading company in the wireless infrastructure marketplace, and this combination is a strategic combination. Again, the bulk of the conversation that we had three up the months leading up to today’s announcement was really what are the benefits of putting the two companies together, we can we really see geographically customer was product was doesn’t make sense?

And the timing of the announcement is timing based on when we’ve gotten through all those discussions on the companies and financially and made the announcement. So I think what you’re viewing here is two companies that had very strong positions pre the announcement that if an announcement hadn’t made would remain in very strong positions, but sees the value of putting these two together, and that the driver for this – these two companies. The strategic value of putting these two companies together led to the announcement that we made today.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

(David Feinberg): Great, thank you.

Operator: Next we’ll hear from Larry Harris with Oppenheimer.

Larry Harris: Yes, thank you. I notice the last few quarters there were some restructuring costs, most recently 19.7 million in the September quarter. You know, what do those restructuring costs relate to and are those costs winding down?

Male: Now, you’re referring to the LGP Allgon?

Larry Harris: That is correct.

Male: Bengt, do you have a comment on that?

Bengt Broman: Yes, we merged the two companies together, LGP and Allgon, from April on, so it’s mainly from taking out resources, laying off people, taking out office space and so on, these costs.

Larry Harris: I see. And I notice that many of the analysts that follow LGP Allgon are forecasting profitability in 2004, a significant increase. You know, what type of commentary have you provided to the investment community regarding either the December quarter or type of profit margins quarter in 2004?

Bengt Broman: From LGP Allgon, we haven’t given any guide for the fourth quarter of 2004.

Larry Harris: I see.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Bengt Broman: Except of course what is stated in the third quarter report, where we just state that the market seems to be more stable and we expect that to continue.

Larry Harris: I understand. All right, well, thank you very much.

Operator: Next, we’ll go to David Rocker with Rocker Partners.

David Rocker: Hi, thanks very much. Just in terms of your clarifying a couple of things, you mentioned this will be – expect to be accretive, you know, in the quarter after the acquisition. You know, would you just clarify that you will remain accretive for the entirety of the year and the year beyond?

And secondly, by virtue of being together, are their products or businesses that you can do together you know just sense kind of the old synergy issue, are there things that are added – you know, more than additive, you know, in other words, just adding the two businesses together plus there’s potential for something that you – or is there the potential for you to be able to do something because you are together that was not present the forehand?

Male: OK, let me start with the first. Yes, we believe it’ll be accretive in the first full quarter after the transaction and accretive beyond those dates. Second is on the product line and customer set, again, the real value that we see here is we both have very good customer relationships at the OEMs and the operators, but they complement themselves very significantly.

And a lot of the products that we’ve been selling now in particular at Powerwave into the operators are more integrated type products with a lot of the products that LGP Allgon sells today, so the ability now to integrate with them and utilizing a technology in some of these products we see is a real value and the ability is to go into more integration end-to-end type solutions. So instead of – you know, we’ll continue to sell stand-alone RF power amplifiers, stand-alone tower

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

mounted amplifiers, but we also will come up with a suite of integrated products as well, which we think we’ll create significant marketing opportunities for us.

And that’s an important point in today’s call, is you know we talked about the 15 million in costs synergies that we see, and I think as Kevin indicated, you know, we view that as a conservative estimate as to what can be accomplished. And we haven’t put anything on the potential revenue synergies, which we think our significant because of the geographic balance of both companies, the product balance that we both have in the ability particularly for us to have a strong footprint in Europe which is evolving market for us and one that’s developing. So we see a lot of benefits and a lot of potential opportunities there.

David Rocker: One just follow-up, if I may. Could you give us some idea of the percentages to each of the key customers after the consolidation you know of the 600 million obviously Northern Telecom and Nokia will be two prominent ones, but do you have the percentage of each of them and some of the ((inaudible)) that might be?

Male: Well, I think again, obviously, one of the numbers we gave is about 45 percent of the combined companies will be in the power amplifier marketplace, so clearly Nortel will remain a very important customer to the combined company, but it’s percentage share will go down significantly from where it is today. And then Nokia, who is consistently been for Powerwave for the last seven quarters, a 10 percent plus customer and, as Bengt indicated, is close to 20 percent for LGP Allgon.

They’ll be a larger customer of the combined companies. And then it comes down to I think any network operator, LGP Allgon is very broad with the number of customers that it sells to. And so you’ll see, again, the ability for us now to sell jointly to Cingular and to AT&T Wireless, but I think off that large base you won’t have as many 10 percent plus customers, you’ll have a much more diversified customer set that you’ll sell into.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

David Rocker: OK, rough idea (Northern Tel) falls to what percentage of the total?

Male: You know, I haven’t – it’s running, what, 50 rough percent of our business, and we’re about 50 percent of the combined businesses. Now, there will be some pickup in business that LGP Allgon, but my guess – and again, it’s just a guess here, you know, 25/30 percent, something like that.

David Rocker: Great. The three much.

Male: Sure.

Operator: We’ll now hear from Brian Modoff with Deutsche Bank.

Brian Modoff: Hi guys. Can you hear me all right?

Male: Yes.

Brian Modoff: One question ((inaudible)) product development with combined entities, what do you see going with the first product combining two companies together ((inaudible)) and when would products be ready to go do you think? ((inaudible)).

Male: Yes, if you can you – your phone Brian.

Male: OK Brian, let me try – actually, you broke up a little bit. First product will be get a power amplifier in the base station close to where you called us. You know, really what we see is – again, a lot of the products were developing now our solution oriented products. It would be looking to get with the roadmap and look at the R&D and the technology plans that LGP Allgon has and marrying

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

those up with ours to see where would the best to maybe fit in and do some joint development together.

We see integration as very important. We see integration first into the transceiver where we have some capability, and then we see integration going up into the antenna. So by putting the two companies together, we have really covering everything of what you would need to go after both of those integration type capabilities.

So I think the clear answer today is we’re going to look at our current integrated products and see if there’s ways to work together and then we’re going to early-on set a couple of products that we can do together to go after the market, but at the same time, just having the ability to walk into an operator now with transmit and receive RF power amplifier capability is going to expand we think the market opportunity for the solutions that they need. So even without full integration into one box, just having the all to do products to sell, we can sell more solutions to that customer set.

Brian Modoff: Any idea on timing some part?

Male: Well, again, the biggest thing will be to get it together and then we’re going – once we get with the technology roadmaps, you know, something could be very easy to bring in, some could be a little bit longer, but I think again when you look at this I think what you want to look at is simply the ability to go into the same customer set and sell even stand-alone multiple products and then we want to do is marry the two roadmaps up to their integration and ours.

I can tell you that there is – you know, there is an opportunity that we’re both pursuing that this combination makes it much more significant for us with this particular customer because in a way we were both looking for a piece we didn’t have, and today now we have the full complement of that part. And that’s a product that could be out relatively quickly.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Brian Modoff: All right, very good. One last question and then I’ve got to go. Have you talk to any of your customers – have you approach them about the combined entity and got some feedback from them on that? Thank you.

Male: Have we talk to the customers about – what?

Brian Modoff: About the combined entity. Have you approach them as to what we’re going to do? Have you got many feedback from ((inaudible)) Nortel about the combined company and what your efforts are or what you’re plans are and what’s the feedback that you have?

Male: Well – yes, and again, let me – you know, we’ve been very clear with our customer set that we wanted to bring more capability to them, and the way we wanted to do it is if we could we wanted to do number one type companies. Part of the alliance that we’ve announced are with number ones – we’re clearly with a number one here in their particular market segment. I think the customers are very pleased to see these two leaders get together because a lot of them are already buying from the two companies and they have the capability now of buying more products from the combined entity.

And the customers were looking. They knew that both companies would leverage their position and expand the products that they sell. So this combination brings that capability to the customers, so this is something our customers also a were expecting us to do, as we told them we were going to find ways to bring more of the solution to them, and this is something that I think across the board customers are going to be very happy with.

Brian Modoff: OK, thanks guys and good luck.

Operator: We’ll he now from Shawn Slayton with Ferris Baker Watts.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Shawn Slayton: Hi gentlemen, good morning. Bruce, can you and maybe Bengt talk about the pricing trends in your business of the recent periods? And also, can you touch on maybe some of the factors that suggests that your product demand in ’04 may potentially be more favorable than demand in 03, maybe kind of some 40,000 ft. comments on your industry right now from you and Bengt. Thank you.

Bruce Edwards: Yes, well, let me just start again. I think the overall picture of product demand, you’re seeing a lot of numbers now coming out on the overall market next year, where original it was forecasted to be down. Now you’re seeing somewhat flattish and you’re seeing maybe a transition where a little bit less spending in certain second generation technologies and a lot more spending in third generation technologies.

I think that’s important for both companies. Powerwave has the most diverse customer set for third generation amplifiers. LGP Allgon has a very strong position with a third generation technologies, so I think that trend of more movement into third generation spending is going to be important for both companies.

The second thing – I just want to say in general on pricing, it’s been 2 1/2 years, it’s been as you know a relatively difficult environment, but what’s happened is the leaders have stayed in the market and the number of companies that we saw in the market a couple of years ago, there aren’t as many any more, and customers are looking for suppliers who can bring technology value and leadership positions, and I think quite strongly that this combination is moving the market again down to just a few players that the market will deal with, and that will have beneficial effects for the customers, both on the ability to deliver leading-edge products, the ability to have one-stop shop capability.

And I think again on the overall trend then there’ll be a real value consciousness on the customers, and they’ll be paying for value in the marketplace and you won’t be dealing in a lot of

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

bids going forward where you have 10 potential suppliers. You’re getting down to just a few credible suppliers across broader product lines, and I think that’ll have a beneficial effect on the entire industry.

Shawn Slayton: OK, thanks very much.

Operator: We’ll now hear from Sam May with Piper Jaffray.

Sam May: Yes, hi, good morning and good afternoon. First question for Bruce. Do you see the need for any further acquisitions or do you think this really completes what you need to have in order to offer the customers for the next 24 months say?

Bruce Edwards: Well, we’re very focused on this combination and putting these two companies together and we think that provides a very large market opportunity for the two companies to sell into. But again we think we’re an important player in the overall market place and we intend to grow our business going forward and we will continue to look at ways to grow both internally through alliances and potentially through acquisitions as we go forward.

But again, we see this as a very significant combination, you know, taking a very significant play in the marketplace, putting to significant market players together. So just off this base alone, we see tremendous opportunity going forward, but we are continuing – we’re going to continue to look at opportunities to grow the combined Powerwave.

Sam May: OK, for Kevin, with the combined companies, what will be the goodwill situation on your balance sheet? Because if you could comment on that. And then also operating profit or operating margins in 04 for the combined company, in terms of what you’ve seen here, with it being accretive, what are you intimating operating margins levels should be for the combined entity in 04? Thanks.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Kevin Michaels: Well – thanks Sam. We’re not forecasting right now where the operating margins are. We’re not providing a forecast on that. You know, we’re just looking at some of the models out there publicly this combination we believe is accretive immediately. In terms of goodwill, the number is going to be subject to the actual valuation completed upon the acquisition. So we don’t have an exact goodwill number yet. You know, it’s likely it’ll be a significant number.

As you know, under U.S. accounting, it’s not amortized. This be treated as a purchase accounting, so there’ll have to be an evaluation done upon completion of the transaction and the valuation will have to cover goodwill and other intangibles. So those numbers we don’t have, obviously, because we have in completed an evaluation work on that, but you know, we’ll have a better handle on that obviously once we get closer to completion of the transaction. But we have factored in in our expectations for goodwill and amortization using some base assumptions, and the transaction continues to be accretive, assuming those assumptions.

Sam May: OK. And just one final question for Bengt if I could. What’s the business in India for LGP Allgon? Because I think you do some meaningful business there.

Bengt Broman: Yes, it’s TMA tower mounted amplifiers. If you are familiar with them, it’s the uplink amplifier on the handset up to the base station. And also, repeaters and smaller portion of what we call single carrier boosters. That’s only a smaller part. So it’s mainly tower mounted amplifiers and repeaters.

Sam May: And your customer is operators?

Bengt Broman: Yes, it’s customers operators like (Bartier), Hutchinson, Reliance.

Sam May: OK, thank you.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Operator: Next we’ll hear from Koray Ozdemir with Cathay Financial.

Koray Ozdemir: Hi, which regulatory authorities will you need approvals from? And are you expecting any disposals? And also, could you shed some more light on the combined entity’s competitive position in the U.S. and in Europe in terms of market share or ranking? Thank you.

Male: Well, in terms of regulatory approval, there will be in the U.S. – I believe there’ll be a (hotspot) filing, but we don’t believe there’s any issues there. There’s no – in terms of there’s no real overlap in Europe, so we’re not subject to any EU competitive issues. There are some – a few selected country requirements that have to be filed, but those don’t appear, you know, at this point to be any major issues.

Major in the U.S., obviously, the shareholders of Powerwave will receive a proxy and will have to vote to authorized the additional share issue for the company and increase the allocated shares outstanding. And obviously there’ll be a tender offer which shareholders of LGP Allgon will have to tender their shares. I think that answers – do you want to…

Male: On the market share, you know, as we’ve indicated, Powerwave is number one worldwide as the largest independent supplier of RF tower amplifiers. LGP Allgon is number one in the tower mounted amplifier marketplace, so as Bengt was saying, in the uplink – they’re number one in uplink, we’re number one in downlink with amplification technology – I believe LGP Allgon is number two in repeaters.

They’re number three in base station. These are all worldwide numbers. So the other value than is if you look at our sales strength, we’re stronger in North America, they’re stronger in Europe. I think that gives us a lot of cross selling capabilities as well. So we have pretty significant market share positions in the key RF footprint markets on a worldwide basis.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Koray Ozdemir: Thank you.

Operator: We’ll now hear from Drew Figdor with Tiedemann.

Drew Figdor: Yes, I just want to understand that if I elect for the cash alternatives, will I receive Swiss kroners or will I receive U.S. cash at 8195?

Male: Actually, I mean since the offer is in Sweden, the proceeds will be paid out in Swedish kroner.

Drew Figdor: OK. And the family ownership that’s 19 percent locked up, do they receive the same consideration or have they already elected for all shares or all-cash?

Male: They’re electing to receive all shares.

Drew Figdor: All shares.

Male: So they will not reduce the cash pool.

Drew Figdor: OK. Thank you very much.

Male: OK.

Operator: We’ll now hear from Joshua Goldberg with Mallet Capital.

Joshua Goldberg: Hi, I was actually just hoping to clarify a couple of things in terms of the offer. The $125 million that you guys converted in the document to 944 million Swedish, did you already to

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

the exchange on that for the foreign? Or is that something you’re going to do after you get the elections?

Male: It’s something that we’ll do later. I mean the way the transaction it’s fixed on $125 million.

Joshua Goldberg: Got you.

Male: That’s what’s fixed right now.

Joshua Goldberg: And then my other question was the 19 percent that you had the commitment for...

Male: Yes.

Joshua Goldberg: Are they able to choose the cash or stock like the rest of us? Or are they committed to taking the stock alternative?

Male: They’ve committed to take the stock alternative.

Joshua Goldberg: Great, thank you so much.

Male: You’re welcome.

Joshua Goldberg: Congratulations.

Male: Thank you.

Operator: And our final question today comes from Tony Rao with East Shore Partners.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

Tony Rao: Good morning. Could you give us a little bit of information on what’s going on with Ericsson? I know that Allgon had a strong filter business that they had with Ericsson for many years and they didn’t show up as – well, you didn’t mention them as one of the top OEMs that you do business with. Can you tell us a little bit about the business going on with Ericsson – with Ericsson?

Bruce Edwards: Look, this is Bruce. I think basically Ericsson shows up as a joint customer for both companies. We’ve announced back in July that we have an arrangement with Ericsson to provide them a WCD (May) amplifier. We also have sold and continued some multi-carrier technology into Ericsson and there’s products as well that LGP Allgon sells into Ericsson.

We view this, again, the combination, as an excellent opportunity to bring a broader product line into Ericsson and they clearly will remain one of the key customers and one of the key OEMs that we will look to expand – hopefully expand our relationship with in the coming years. And obviously, LGP Allgon’s position and base in Sweden is very helpful for us as we look to go after Ericsson and look to hopefully broaden out base of business with Ericsson in the years ahead.

Tony Rao: Can you just give a little bit of insight as to how the filter business with Ericsson has been? Has it in steady for the last several years? Is it increasing? Is there something that Ericsson is doing themselves?

Bruce Edwards: Bengt, did you want to address that?

Bengt Broman: Yes, Ericsson from history call point of view has had a company called at one time Radio Systems, which changed names to Ericsson Radio Access, which was actually a competitor. It’s more or less a copy of LGP Allgon, excluding base station antennas. And that meant that it was difficult to sell, even if we were to Swedish companies close to each other.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

We had difficult is to sell into Ericsson at that time. However, we had a good relation with microwave filters, where we are shipping microwave filters to their microwave radios, and we believe that it changes going on in Ericsson is would open up possibilities for us and especially with the position that Powerwave are taking with Ericsson. I think we could come into interesting discussions over the next period of time.

Tony Rao: Very good. I appreciate it. One last question. Would you be able to give us a ranking if you gave us you know market share worldwide for other products? Can you give us an idea on filters where you sit worldwide?

Bengt	Broman: Filters, you mean echolocation filters, duplex filters and stuff like that?

Tony Rao: Exactly.

Bengt Broman: That is relatively will spread to operators mainly. It’s – I mean of course I think filters mainly and operator product where they want to separate different wireless networks from each other, interference and so on, so it depends on the actual installation. We have some quite good numbers to U.S. for the business, 1900 (vans), I also here in Europe and some extent in Asia.

Tony Rao: OK, thank you.

Male: OK, well, I think that was our last question, so again I want to thank everybody for joining us today. I hope you could tell from our remarks we are very excited about this transaction. We think it’s a combination of two outstanding companies. As I said earlier, we were impressed before we started the conversations with LGP Allgon, we not only remained impressed but it grew as we started to see the real capabilities of that company.

POWERWAVE TECHNOLOGIES, INC.

Moderator: Kevin Michaels

12-01-03/7:30 a.m. CT

Confirmation # 161620

And we think it’s just a great combination with Powerwave and we really have an opportunity here to continue to lead the wireless infrastructure marketplace with technology, innovation, leading-edge product, leading customer relationships and we are very excited about the potential of putting these two companies together and we look for to talking with you in the months ahead as we continue the process that we outlined today. So again thanks everybody for joining us today.

Operator: And that does conclude today’s conference. Thank you for participating. You may now disconnect.

END